X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

09047260

SEC
Mail Processing
Section

NOV 3 - 2009

Washington, DC
122

October 19, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated October 19, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 11/5

X-Cal Resources Ltd.

TSX/XCL **October 19, 2009**

News Release

SLEEPER GOLD PROPERTY, NEVADA
PRELIMINARY ECONOMIC ASSESSMENT

X-Cal has received a Preliminary Economic Assessment of the Sleeper Gold Project.

The complete NI 43-101 document will be filed to SEDAR within 45 days.

An "Abbreviated Executive Summary" containing highlights from the Sleeper Gold Property Preliminary Economic Assessment (PEA) has been filed to SEDAR and is also available at www.x-cal.com.

The PEA demonstrates that the Sleeper Gold Project has the potential to be a "viable project" based on the existing NI 43-101 compliant resources. A graph in the new report shows a "robust business case, which is most sensitive to metal prices and heap leach process cost".

The production plan developed in the study is based on three independent modules:

1. 15 ktpd (kilotonnes per day) Heap Leach of New Oxide Ore
2. 3 ktpd Mill to process Tailings (from previous operations)
3. 25 ktpd Heap Leach to re-leach Heap Leach stockpile (from previous operations)

The plan allows each of the modules to be operated independently while gold is recovered from loaded carbon using a shared recovery plant.

The study considers a project that produces approximately 590,000 ounces of gold with a mine life of 6.5 years, using a selling price of $800 per ounce of gold at an average cash cost of $324 per ounce (after silver credit). Capital costs are estimated at $86 million. (See October 19, 2009 Abbreviated Executive Summary at www.x-cal.com).

The document indicates the potential to significantly increase the present in-ground resource base by utilizing existing mineralized drill data that has yet to be modeled and by additional wide spaced drilling adjacent to the newly defined mining areas.

The report also recommends that additional metallurgical test work be carried out on all current resources and including the sulphide portion of the in-ground resources that is not considered in the current mining plan.

The study recommends that this work be carried out prior to the commencement of a Pre-Feasibility study.

It should be noted that mineral resources are not mineral reserves and do not have demonstrated economic viability.

The management of X-Cal is pleased with the outcome of the current study. The positive Preliminary Economic Assessment and recognition of the potential to significantly expand the present resource using existing data are very encouraging milestones.

The recent paper on the Sleeper Gold Project by Dr. Richard H Sillitoe in conjunction with the NI 43-101 reports may assist readers to gain a perspective on the overall potential of the Sleeper Gold Property.

The Sleeper Gold Property is located in Humboldt County, Nevada and includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold, and 2.3 million ounces of silver.

The qualified persons who directed and supervised the report are: Tom Healy P. Eng. Mining Engineer, Kamcot International; Gary Giroux M.A.Sc., P. Eng Consulting Geological Engineer; Larry Kornze B. Sc., P. Eng. X-Cal; Larry Martin CPG X-Cal. Moose Mountain Technical Services (MMTS) compiled the data and completed the current study to a scoping level of accuracy.

The contents of this release have been reviewed by: Tom H.A Healy, P.Eng.; Gary Giroux, M.A.Sc., P.Eng.; Larry Kornze, B.Sc., P.Eng. and Larry G. Martin B.Sc., CPG who are Qualified Persons as defined by NI 43-101

The preliminary economic assessment is preliminary in nature. The study includes some inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the preliminary economic assessment will be realized. Investors should note that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI-43-101 technical report. Drill data attributable to Amax and Placer Dome, which preceded NI-43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740